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                     January 17, 2024

       Kenneth L. Bedingfield
       Senior Vice President and Chief Financial Officer
       L3Harris Technologies, Inc.
       1025 West NASA Boulevard
       Melbourne, FL 32919

                                                        Re: Trans American
Aquaculture, Inc.
                                                            L3Harris
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 30, 2022
                                                            Response Dated
January 9, 2024
                                                            File No. 001-03863

       Dear Kenneth L. Bedingfield:

              We have reviewed your January 9, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 22, 2023 letter.
 Kenneth L. Bedingfield
FirstName  LastNameKenneth
L3Harris Technologies, Inc. L. Bedingfield
Comapany
January 17,NameL3Harris
            2024          Technologies, Inc.
January
Page 2 17, 2024 Page 2
FirstName LastName
Response Letter Dated January 9, 2024

Company Response to Staff Comment 3, page 3

1.       We note your response to comment 3 that revenue and cost categorized
as    product
         include amounts from performance obligations that are recognized as point-in-time revenue or over-time revenue based on the specific facts and circumstances. Please tell us your consideration of disclosing the revenues recognized by each method. Refer to ASC
         606-10-55-89 through 91. Also revise future filings to clarify how you classify revenues and cost of revenues within the product and service categories on your consolidated statement of operations.
       Please contact Stephany Yang at 202-551-3167 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing